UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of JANUARY 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT AND ITS LENDING BANKS MET TODAY IN MILAN.

At the meeting, the Company’s management reviewed the progress made during the fourth quarter of 2002, focusing on the sharp improvement in its financial position made possible by business divestitures and an increase in cash flow.

The Company has already achieved its predetermined debt reduction objectives.

The progress made in implementing Fiat Auto’s industrial plan was also discussed at the meeting. The plan is designed to relaunch the Sector’s operations through massive investments in the development of new products and the improvement of the distribution network. Recently, General Motors voiced its support for this plan, which is already yielding positive results and has produced a significant reduction in Fiat Auto’s operating loss during the last four months.

The lending banks acknowledged the positive results achieved thus far and confirmed the effectiveness of the financial plan approved in the first half of 2002. They also indicated their willingness to review with the Company any financial options that may be helpful in implementing the plan.

January 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 9, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney